April 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Jeffrey Gabor Celeste Murphy Ibolya Ignat Kevin Vaughn

Re:	ORIC Pharmaceuticals, Inc. Registration Statement on Form S-1

File No. 333-236792

Acceleration Request

Requested Date:      April 23, 2020
Requested Time:     4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ORIC Pharmaceuticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-236792) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041.

[Signature page follows]

Securities and Exchange Commission

April 21, 2020

Sincerely,

oric PHARMACEUTICALS, Inc.

/s/ Jacob M. Chacko

Jacob M. Chacko, M.D.
President and Chief Executive Officer

cc:	Dominic Piscitelli, ORIC Pharmaceuticals, Inc. Kenneth Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.

Charles Kim, Cooley LLP